Exhibit 99.1

Dada Provides Update on its Status under the Holding Foreign Companies Accountable Act

SHANGHAI, China, May 5, 2022 (GLOBE NEWSWIRE) — Dada Nexus Limited (“Dada” or the “Company”) (NASDAQ: DADA), China’s leading local on-demand delivery and retail platform, today announced that the Company is aware of the fact that it was provisionally identified by the United States Securities and Exchange Commission (the “SEC”) under the Holding Foreign Companies Accountable Act of the United States (the “HFCAA”) on May 4, 2022. Such identification may have resulted from the Company’s filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.

The Company understands that the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder. This indicates that the SEC has determined the Company used an auditor, whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”), to issue the audit opinion for the Company’s financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, if the SEC determines that the Company filed an annual report containing an audit report issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the shares or American depositary shares of the Company from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Dada has been actively exploring possible solutions to best protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the United States.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rvanguestaine@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn